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PROSPECTUS
2,470,000 Shares
Pharmacopeia Drug Discovery, Inc.
Common Stock

        This prospectus relates to shares of our common stock that will be sold by the selling security holders named in this prospectus. The selling security holders acquired these shares from us in a private placement completed on August 1, 2005. We will not receive any of the proceeds from the sale of those shares.

        Our common stock is traded on the Nasdaq National Market under the symbol "PCOP." On August 25, 2005, the last reported sales price for our common stock on the Nasdaq National Market was $3.71 per share.

        See "Risk Factors" beginning on page 5 of this Prospectus for factors you should consider before buying shares of our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is August 26, 2005.

OUR BUSINESS

        The Securities and Exchange Commission (the "SEC") allows us to "incorporate by reference" certain information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will update automatically, supplement and/or supersede this information. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should read the following summary together with the more detailed information regarding our company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus or incorporated herein by reference. References in this prospectus to "our company," "we," "our," and "us" refer to Pharmacopeia Drug Discovery, Inc.

        We create and deliver therapeutics to address significant medical needs. Using proprietary technologies and processes, we identify, optimize and develop novel drug candidates through our own internally-funded drug discovery programs and in collaboration with major pharmaceutical and biotechnology companies. These internal programs are focused on immunobiology and immunological diseases. Our later stage portfolio currently comprises multiple partnered programs that have been advanced into human clinical trials, with further programs in late-stage pre-clinical development. Additionally, we have four lead internal programs in advanced preclinical optimization and multiple partnered programs in discovery.

        We conduct proprietary research focused on immunobiology and immunological diseases to discover novel drug candidates with commercial potential. In contrast to our collaboration business, we fully fund these programs ourselves. Consequently we retain all intellectual property and ownership rights in any compounds discovered. At an appropriate point, we may determine to license one or more of these compounds to a third party (usually a larger pharmaceutical or biotechnology organization). Out-licensing at an appropriate point in the compound's development would enable us to take advantage of the additional resources, expertise and technologies of the licensee company in order to further the development of the compound and would provide us with up-front fees and milestone payments, as well as recurring royalty payments if these compounds are developed into new commercial drugs. Out-licensing would convert our proprietary programs into collaborative partnerships, typically on favorable terms for us due to the reduction in the risk for the partner and the investment that we have made advancing the program to the stage at which it is licensed.

        We chose to focus our internally-funded drug discovery programs on immunobiology and immunological diseases such as rheumatoid arthritis, psoriasis and other inflammatory diseases for several reasons:

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  We believe many existing therapies for these diseases are lacking in one or more respects. For example, methotrexate, the standard of care for rheumatoid arthritis has serious side effects while newer biologicals are costly and may have safety concerns.

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  There are increasing commercial opportunities provided by a large, growing population of patients with immunobiological diseases including chronic and acute inflammation, autoimmune diseases, asthma and transplantation.

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  The global market for immunosuppressant therapy for transplant patients alone is in excess of $4 billion per year, and we believe a drug developed to meet the needs of such patients is likely to also offer medical benefit and commercial opportunity in other chronic diseases with similar underlying etiologies.

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  The last decade has seen significant progress in the understanding of the biology underlying the immune system and immune diseases and its involvement in other therapeutic segments like Alzheimer's disease, atherosclerosis and cancer.

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  We believe a treatment developed for one immunobiological disease may be further developed for another and, consequently, an investment in one treatment may potentially yield results for multiple treatments.

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  We have significant internal expertise with respect to discovering drug candidates for these diseases as evidenced by our proven record of delivering candidates in these therapeutic segments to our collaborators.

        In addition to our proprietary research, we have drug discovery collaborations with leading pharmaceutical companies and biotechnology companies. In contrast to many of our partnering efforts in our previous collaborations (with the key exceptions of our relationships with Schering-Plough and Organon), we now seek to establish alliances that are broad in scope and multi-year in term to deliver compounds that are further developed than in the past; ideally compounds that are clinical candidates, as opposed to hits or leads. We intend to deliver later-stage compounds, which are of greater value, and we will seek to retain a larger share of ownership (as represented by increased royalties on net sales that may result from the program advancing to the market) in those compounds.

        We contribute the following to our collaborative drug discovery programs:

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  high and ultra high throughput screening capabilities that enable us to test hundreds of thousands to millions of compounds per week against disease-related targets to identify active compounds that are further studied to determine if they meet the criteria of an early lead compound;

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  pharmacological results in vitro and in vivo generated by us or through the use of contract research organizations;

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  optimized lead compounds resulting from the iterative modification of the molecular structure of early lead compounds to increase structural novelty, potency, selectivity and pharmacokinetic properties and reduce toxicity; and

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  potential drug candidates resulting from lead optimization studies that meet specific potency, selectivity and safety criteria possessing the appropriate pharmacokinetic properties consistent with advancement to further stages of drug discovery and development.

        To date, our collaborative drug discovery efforts have resulted in the identification of four clinical compounds, which are under development by our collaborators. We initially identified p38 kinase inhibitor lead compounds in 1997 and entered into a collaborative partnering agreement with Bristol-Myers Squibb in 1999. This collaboration resulted in a compound that entered clinical trials in August 2003. A second compound discovered in our laboratories, aimed at an allergic asthma indication, was the basis of a collaboration with Daiichi Pharmaceutical Co. and resulted in a drug candidate that entered clinical trials in November 2003. A third clinical compound, which also targets a respiratory indication, was developed in collaboration with Schering-Plough and commenced clinical trials in December 2003. The Schering-Plough relationship also produced a second compound, our fourth clinical candidate, which entered clinical trials in March 2004 for an inflammation indication. Associated with these development programs, we have received milestone payments from each of Bristol-Myers Squibb, Daiichi and Schering-Plough and, to the extent the compounds successfully progress through clinical development, we will be entitled to receive additional milestone payments. We are also entitled under the agreements with each of these partners to receive royalties on the commercial sale, if any, of most new drugs resulting from these collaborations. However, numerous additional studies are required to fully assess the potential of these clinical candidates, which are proprietary to Pharmacopeia, to reach the marketplace, and the results from preclinical studies and clinical studies conducted to date with these compounds are not necessarily indicative of the results that may be obtained in future clinical studies. In addition to the compounds in the clinic, six more programs are at various stages of preclinical development, the point at which compounds are tested for safety in animals prior to filing an Investigational New Drug application and their introduction into humans during Phase I of clinical development.

        Preclinical and clinical development of drug candidates is a long, expensive and uncertain process. Our candidates are at an early stage, as none of our compounds are contained in products that have received regulatory approval for commercial sale. All of our compounds, including our partnered clinical candidates, face the substantial risks of failure inherent in developing drugs. At any stage of the clinical development process, our collaborators, or we, may decide to discontinue development of our product candidates. We do not expect that our product candidates will be commercially available for many years, if ever. Therefore, we continue to pursue the discovery and initial development of product candidates using our integrated technology platform in both our internal and collaborative programs to implement our strategy of seeking to reduce the cost and time incurred by the pharmaceutical industry in developing drug candidates. To date, we have not identified a therapeutic candidate that has been developed into a commercial drug and, although we have received license and milestone fees, we may never receive any royalty payments, or any additional license and milestone fees, under our current or any future collaborations.

        From time to time we have considered, and we will continue to consider in the future, if and when any appropriate opportunities become available, strategic initiatives intended to further the development of our business. We believe that there are opportunities to expand our product pipeline through the acquisition or in-licensing of, or investment in, product development candidates, and we intend to continue to explore and evaluate those opportunities.

        On April 30, 2004, Accelrys, then our sole stockholder, distributed all outstanding shares of our common stock to the holders of common stock of Accelrys. We thereafter began operations as an independent, separately traded and publicly held company. The distribution was made without payment of any consideration or the exchange of any shares by Accelrys stockholders. In the distribution, Accelrys stockholders received one share of our common stock for every two shares of Accelrys common stock held of record. The stock traded as when issued from April 20, 2004 through April 30, 2004 and began regular trading on The NASDAQ National Market on May 3, 2004 under the trading symbol "PCOP."

        The mailing address of our principal executive offices is P.O. Box 5350, Princeton, New Jersey 08543-5350, and our telephone number is (609) 452-3600.

RISK FACTORS

        Except for the historical information contained in this prospectus or incorporated by reference, this prospectus (and the information incorporated by reference in this prospectus) contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the following section, as well as those discussed elsewhere in this prospectus and in any other documents incorporated by reference.

        Investment in our shares involves a degree of risk. You should consider the following discussion of risks as well as other information in this prospectus and the incorporated documents before purchasing any shares. Each of these risk factors could adversely affect our business, operating results, prospects and financial condition, as well as adversely affect the value of an investment in our common stock.

        This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this prospectus that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Words such as "estimate," "project," "plan," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements. All forward-looking statements are necessarily only estimates of future results and there can be no assurance that actual results will not differ materially from expectations, and, therefore, investors are cautioned not to place undue reliance on such statements. Set forth below is a discussion of certain factors, which could cause our actual results to differ materially from the results projected or suggested in such forward-looking statements. Investors should understand that it is not possible to predict or identify all such factors and that this list should not be considered a complete statement of all potential risks and uncertainties. The forward-looking statements contained in this prospectus include statements about the following:

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  our intentions regarding the establishment and continuation of drug discovery and development collaborations with leading pharmaceutical and biotechnology organizations, in particular, the continuation and funding level of such continuation of our existing collaborations with Schering-Plough and N.V. Organon;

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  our ability to build our pipeline of novel drug candidates, both through our own internally-funded drug discovery programs and third party collaborations;

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  our ability to raise additional capital;

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  our expectations regarding the potential benefits to us of our separation from Accelrys, our former parent;

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  our anticipated operating results, financial condition, liquidity and capital resources;

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  our expectations concerning the development priorities of our collaborative partners, and their ability to successfully develop compounds;

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  our expectations concerning the legal protections afforded by U.S. and international patent laws;

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  our beliefs as to the trends and opportunities impacting us and our history;

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  our estimates of the market opportunity for our product candidates;

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  our ability to acquire or invest in complementary businesses or technologies, or to in-license potential product candidates; and

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  the distribution being tax-free to Accelrys and its stockholders for federal income tax purposes and under section 355 of the Internal Revenue Code of 1986, as amended.

        We undertake no obligation to (and expressly disclaim any such obligation to) revise or update the statements made herein or the risk factors that may relate thereto whether as a result of new information, future events or otherwise.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

        Our revenue is highly concentrated in our largest collaborators and the termination of our collaboration with any of these collaborators would have a material adverse effect on our business as it is currently conducted, financial condition and results of operations.

        During the six months ended June 30, 2005, we earned approximately $8.9 million, or 82% of our revenue, under our research collaboration agreements with two collaborators, Schering-Plough and N.V. Organon. During the six months ended June 30, 2005, we earned approximately $6.2 million, or 57% of our revenue, under our research collaboration agreements with Schering-Plough, one of our longest-standing collaborative partners. In the third quarter of 2003, we entered into new drug discovery collaborations with Schering-Plough, which continued certain existing programs and implemented a number of new activities. The 2003 agreements continue our collaboration with Schering-Plough through August 2006. Under the 2003 agreements, we receive research funding on an FTE basis which is recognized as revenue as services are performed. Schering-Plough was obligated to fund a specified number of our FTEs in the first year of the agreement. Subsequently, Schering-Plough decided to focus on optimization programs and terminated our screening activities on Schering-Plough's behalf. This decision resulted in an approximately 11% reduction of the number of our FTEs whom Schering-Plough was obligated to fund. Schering-Plough has reduced its FTE funding by an additional 41% (or approximately $1.1 million per calendar quarter) effective August 2005. We may receive milestone payments upon the successful achievement of preclinical and clinical milestones. Milestone payments will be recognized as revenue to the extent that milestones are achieved. Upon successful commercialization of most products resulting from this relationship, we will be entitled to receive royalties on sales of those products. Discussions have been initiated regarding the possible extension or modification of the 2003 agreements. There can be no assurance that the 2003 agreements will be extended beyond August 2006 or that funding will be maintained at reduced August 2005 levels beyond August 2006 either in the aggregate or on an FTE basis. In light of the significance to us of the Schering-Plough relationship, the expiration or termination of our collaborative agreements or our failure to extend, modify or replace the 2003 agreements would have a material adverse effect on our business as it is currently conducted, our financial condition and other results of operations because of the resulting decrease in our revenue.

        During the six months ended June 30, 2005, we earned approximately $2.7 million, or 25% of our revenue, under our research collaboration agreements with N.V. Organon, our second largest collaborator. The principal agreement with Organon, entered into in February 2002, has a stated term of five years; however, Organon has the right to terminate the agreement in December 2005 if we fail to (i) deliver Organon a cumulative total of three lead compound series and (ii) show demonstrated progress towards one additional lead compound series. We have already delivered to Organon three such lead compound series, and management believes we have demonstrated progress towards one additional lead compound series. If Organon so terminates the research collaboration with us on or prior to December 31, 2005, Organon will be permitted to take a credit of up to $1.2 million with respect to certain milestone payments that may become due under the agreement after December 31, 2005 from Organon to us. There can be no assurance that Organon will agree with management's belief that we have demonstrated progress towards one additional lead compound series by December 2005. The termination of this agreement would have a material adverse effect on our business as it is currently conducted, our financial condition and other results of operations because of the resulting decrease in our revenue.

  The development of our products is at an early stage and is uncertain.

        Drug development is a highly uncertain process. Our approach and technology may never result in a commercial drug. None of our compounds are contained in products that have received regulatory approval for commercial sale, and currently we have only four candidates with respect to which our collaborators have initiated clinical trials (i.e., human testing). All of our therapeutic candidates, including these clinical candidates, face the substantial risks of failure inherent in the drug development process. Any potential pharmaceutical product emanating from one of our internal or collaborative programs must satisfy rigorous standards of safety and efficacy before the United States Food and Drug Administration (FDA) and foreign regulatory authorities will approve them for commercial use. To satisfy these standards, significant additional research, preclinical studies (i.e., animal testing) and clinical trials will be required.

        Preclinical and clinical development of drug candidates is a long, expensive and uncertain process. Failure can occur at any stage of testing. Success in preclinical testing does not ensure that clinical trials will be successful. Based on results at any stage of product development, our development collaborators or we may decide to discontinue development of our product candidates.

        Our product candidates and research programs are in the early stages of development and require significant, time-consuming and costly research and development, testing and regulatory approvals. We do not expect that our product candidates will be commercially available for many years, if ever. In addition, we pursue the discovery and initial development of product candidates using our integrated drug discovery technology platform in both our internal and collaborative programs to implement our strategy of reducing the cost and time incurred by the pharmaceutical industry in developing drug candidates. To date, we have not identified a therapeutic candidate that has been developed into a commercial drug. It is uncertain whether we will achieve these goals at all.

        If we consume cash more quickly than expected, we may be unable to raise additional capital and we may be forced to curtail operations.

        We anticipate that our capital resources, including our existing cash, cash equivalents and marketable securities as of June 30, 2005 of approximately $32.7 million, will be adequate to fund our operations at their current levels at least through 2006. However, changes may occur that would cause us to consume available capital resources before that time. On July 28, 2005, we entered into purchase agreements to sell an aggregate 2,470,000 shares of newly issued common stock to the selling stockholders at a price of $3.43 per share. On August 1, 2005, we sold those shares and realized gross proceeds of approximately $8.47 million. We expect net proceeds of approximately $7.63 million from the sale of those shares after deducting fees payable to the placement agent and other transaction expenses.

        While we are unaware of a specific reason that any factor will have a material impact on our capital requirements, examples of relevant factors include:

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  changes in our existing collaborative relationships, including the revenues we receive in connection with those relationships;

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  our internal proprietary drug discovery activities;

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  acquisitions of other businesses or technologies;

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  the costs associated with our drug discovery and development activities;

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  penalties we may be required to pay the purchasers in the Private Placement if we fail to comply with certain covenants and obligations related to that transaction;

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  competing technological and market developments;

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  the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights, and the outcome of related litigation;

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  the purchase of additional capital equipment; and

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  the progress of our milestone and royalty producing activities.

        If we determine that we must raise additional capital, the capital could be raised through public or private financings involving debt or equity. However, additional capital may not be available on favorable terms, or at all. If adequate funds are not available, we may be required to curtail operations significantly or to obtain funds by entering into arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, products or potential markets that we would not otherwise relinquish.

        Our business is highly dependent upon the extent to which the pharmaceutical and biotechnology industries collaborate with drug discovery and development companies for one or more aspects of their drug discovery process.

        Our revenue depends to a large extent on research and development expenditures by the pharmaceutical and biotechnology industries. Our capabilities include aspects of the drug discovery and development process that pharmaceutical companies have traditionally performed internally. Although there is a history among pharmaceutical and biotechnology companies of outsourcing drug research and development functions, this practice may not continue.

        The willingness of these companies to expand or continue collaborations to enhance their research and development activities is based on certain factors that are beyond our control. While we are unaware of a specific reason that any of the following factors will have a material impact on the willingness of current or potential collaborators to expand or continue collaborations, examples of relevant factors include collaborators' changing spending priorities among various types of research activities, their ability to hire and retain qualified scientists, their approach regarding expenditures during recessionary periods and their policies regarding the balance of research expenditures versus cost containment. Also, general economic downturns in our customers' industries or any decrease in our customers' research and development expenditures could harm our operations, as could increased popularity of management theories, which counsel against outsourcing of critical business functions. Continued consolidation in the pharmaceutical and biotechnology industries may further decrease the number of potential collaborators for us. In addition, the popularity of scientific thinking that disfavors expensive products, such as large diverse libraries could negatively impact our business. Any decrease in drug discovery spending by pharmaceutical and biotechnology companies could cause our revenue to decline.

        Our ability to collaborate with large pharmaceutical and biotechnology companies will depend on many factors, including our ability to:

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  discover and develop high-quality drug candidates;

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  identify and utilize scientists and technologies that are of the highest caliber; and

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  achieve results in a timely fashion, with acceptable quality and at an acceptable cost.

        The importance of these factors varies from collaborator to collaborator, and we may be unable to meet any or all of them for some or all of our collaborators in the future.

        If our collaborators are not able to successfully develop our existing clinical candidates, our business will be harmed.

        Our collaborators, Bristol-Myers Squibb Company, Daiichi Pharmaceutical Co. and Schering-Plough Corporation, currently are performing clinical trials of prospective pharmaceutical products containing our proprietary compounds. In each case, the collaborator is responsible for the development of these potential products, the level of resources devoted to such development and the decision as to when, or whether, such development should cease. Numerous additional studies are necessary to support the further development of these product candidates. Results from preclinical studies conducted to date on these product candidates are not necessarily indicative of the results that may be obtained in clinical studies. Results from additional studies could cause our collaborators to discontinue or limit development of these product candidates. There can be no assurance that Bristol-Myers Squibb, Daiichi or Schering-Plough will continue to develop these programs. In addition, our collaborators may pursue alternative technologies or drug candidates, either on their own or in collaboration with others, that compete with our clinical candidates. If our collaborators do not continue their development efforts or if such efforts do not result in positive clinical results, we will not receive additional milestone and royalty payments from those efforts, and the market price of our common stock will be materially and adversely affected.

        Our stock price may be volatile, and your investment in our stock could decline in value.

        The market price for our common stock has been highly volatile and may continue to be highly volatile in the future. During the quarter ended June 30, 2005 the closing price was $4.05 per share at its low point in June 2005 and $5.32 per share at its high point in April 2005. Our quarterly operating results, changes in general conditions in the economy or the financial markets, and other developments affecting our competitors or us could cause the market price of our common stock to fluctuate substantially. In recent years, the stock market has experienced significant price and volume fluctuations.

        While we are unaware of a specific reason that any of the following factors will have a material impact on our stock price, the following factors, in addition to the factors described in the other risk factors contained in this prospectus, may have a significant impact on the market price of our common stock:

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  publicity concerning the status of potential drug products under development by us or our collaborators or our competitors and their partners;

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  reduction, termination or expiration of our collaborations;

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  announcements by us or our competitors of significant acquisitions, strategic partnerships or joint ventures;

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  announcements of technological innovations or new commercial products by our competitors or us;

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  developments concerning proprietary rights, including patents;

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  litigation;

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  economic and other external factors or other disasters or crises;

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  actual or anticipated period-to-period fluctuations in our financial results;

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  changes in financial estimates prepared by securities analysts; and

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  the general performance of the equity markets and, in particular, the biopharmaceutical sector of the equity markets.

        Disputes may arise between our collaborative partners and us as to royalties and milestones to which we are entitled.

        The compound basis for drugs developed by a customer may be a derivative or optimized version of the compound screened or optimized by us. While our existing collaborative agreements provide that we will receive milestone payments and royalties with respect to certain products developed from certain derivative compounds, there can be no assurance that disputes will not arise over the application of payment provisions to such products. There can be no assurance that current or future collaborative partners will not pursue alternative technologies, or develop alternative products either on their own or in collaboration with others, including our competitors, as a means for developing treatments based on the targets which are the subject of the collaborative arrangements with us.

        We may not successfully enter into additional collaborations that allow us to participate in the future success of our product candidates through milestone, royalty and/or license payments, and we may never receive any milestone, royalty and/or license payments under our current or any future collaborations.

        One of our business strategies is to expand our proprietary pipeline of drug candidates and to then enter into collaborations for the development of these drug candidates that will allow us to earn milestone, royalty and/or license payments. Our proprietary drug discovery program is in its early stage of development and is unproven. Although we have expended, and continue to expend, time and money on internal research and development programs, we may be unsuccessful in creating valuable proprietary drug candidates that would enable us to form additional collaborations and receive milestone, royalty and/or license payments.

        Our collaborations and internal programs may not result in the discovery of potential drug candidates that will be safe or effective. Although we have received license and milestone fees to date, we may never receive any royalty payments, or any additional license and milestone fees, under our current or any future collaborations. Our receipt of any future milestone, royalty or license payments depends on many factors, including whether our collaborators desire to or are able to continue to pursue a potential drug candidate and the ultimate commercial success of the drug. Development and commercialization of potential drug candidates depend not only on the achievement of research objectives by our collaborators and us, but also on each collaborator's financial, competitive, marketing and strategic considerations and regulation in the United States and other countries. If unforeseen complications arise in the development or commercialization of the potential drug candidates by our collaborators, we may not realize milestone, royalty or license payments.

        The drug research and development industry is highly competitive and subject to technological change, and we may not have the resources necessary to compete successfully.

        Many of our competitors have access to greater financial, technical, research, marketing, sales, distribution, service and other resources than we do. Moreover, the pharmaceutical and biotechnology industries are characterized by continuous technological innovation. We anticipate that we will face increased competition in the future as new companies enter the market and our competitors make advanced technologies available. Technological advances or entirely different approaches that we or one or more of our competitors develop may render our products, services and expertise obsolete or uneconomical. Additionally, the existing approaches of our competitors or new approaches or technologies that our competitors develop may be more effective than those we develop. We may not be able to compete successfully with existing or future competitors.

        In addition, due to improvements in global communications, combined with the supply of lower cost Ph.D. level scientific talent in offshore locations such as China, India and Eastern Europe, we face the growing threat of competition for our services.

        If we cannot manage the multiple relationships and interests involved in our collaborative arrangements and drug discovery programs, our business, financial condition and results of operations may be materially adversely affected.

        We may need to successfully structure and manage multiple drug discovery programs and collaborative relationships, including maintaining confidentiality of the research being performed for multiple collaborators. We may be unable to manage successfully conflicts between competing drug development programs of third parties to which we offer services. From time to time, more than one of our collaborators may want to perform research concerning the same or molecularly similar disease targets. Because of that, we may be required to reconcile our relationships with those collaborators, particularly if both want to establish exclusive relationships with us with respect to that target or if one collaborator has an existing arrangement with us and the other would like us to perform services regarding a target restricted by that arrangement. Further, if we are working with a collaborator regarding a particular target, another of our collaborators may be researching the same target in one of its internal programs of which we have no knowledge. As a result, potential conflicts involving us may arise due to this competition between collaborators in a particular disease field of interest. Conflicts also may arise between our collaborators as to proprietary rights to particular compounds in our libraries or as to proprietary rights to biological targets such as receptors or enzymes against which we screen compounds in our libraries. The occurrence of conflicts, or the perception of conflicts, could have a material adverse effect on our business, financial condition and results of operations.

        If we use hazardous materials in a manner that causes injury or violates laws, we may be liable for damages.

        Our activities involve the use of potentially harmful hazardous materials, chemicals and various radioactive compounds. These materials are utilized in the performance of our assay development, high-throughput screening and chemistry optimization services, and include common organic solvents, such as acetone, hexane, methylene chloride, acetonitrile, and isopropyl and methyl alcohol as well as common acids and bases. The waste from utilization of these solvents and other materials is disposed of through licensed third-party contractors. Further, we utilize an extremely wide variety of chemicals in the performance of our assay development, screening and optimization services. These chemicals, such as reagents, buffers and inorganic salts, typically are employed in extremely small amounts in connection with the work performed in our laboratories.

        We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages that result. We maintain insurance coverage against environmental hazards arising from the storage and disposal of the materials utilized in our business. Although our management believes that such insurance has terms, including coverage limits, which are appropriate for our business, liabilities arising from the use, storage, handling or disposal of these materials could exceed our insurance coverage as well as our resources. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations could be significant. To our knowledge, we have not been, and currently are not, the subject of any governmental investigation concerning the violation of these federal, state and local laws and regulations. There can be no assurance that we will not be the subject of future investigations by governmental authorities.

        We and our products are subject to strict government regulation, which may limit the development of products by us or our collaborators.

        Regulation by governmental entities in the United States and other countries will be a significant factor in the production and marketing of any pharmaceutical products our customers or we may develop. The nature and the extent to which government regulation may apply to our customers and us will vary depending on the nature of the pharmaceutical products, if any. Virtually all pharmaceutical products require regulatory approval prior to commercialization. If we or our collaborators or licensees fail to obtain, or encounter delays in obtaining or maintaining, regulatory approvals, our financial results could be adversely affected. Similar regulatory procedures are required in countries outside the United States.

        In addition, new legislation related to health care could reduce the prices pharmaceutical and biotechnology companies can charge for drugs they sell which, in turn, could reduce the amounts that they have available for collaborative relationships with us or for the purchase of our services. If pharmaceutical and biotechnology companies decrease the resources they devote to the research and development of new drugs, the number of collaborations we conclude and the amount of and profitability of services we perform could be adversely impacted and our revenue and profitability reduced. If prices that pharmaceutical and biotechnology companies can charge for drugs they sell decrease, the royalties, if any, we receive from the sale of products could also decrease, which could reduce our revenue and profitability.

  We had net losses in recent years, and our future profitability is uncertain.

        During the six month period ended June 30, 2005, we had a net loss of approximately $9.4 million. For the fiscal years ended December 31, 2004, 2003 and 2002, we had net losses of approximately $17.4 million, $2.8 million and $2.1 million, respectively.

        The net loss for the fiscal year ended December 31, 2004 included restructuring and other charges of $5.9 million. The net loss for the six months ended June 30, 2005 was due to increased corporate overhead costs, severance and our increased focus on internal research and development. Continuing net losses may limit our ability to fund our operations, and we may not generate income from operations in the future.

        On a quarterly basis, our future operating results are likely to be highly volatile depending upon our receipt of milestone payments from our collaborators. We may not receive milestone payments on a regular basis or at all. Our ability to achieve profitability, if ever, will be significantly impacted by the level of investment we determine to make in our internal proprietary programs in the future as well as the results of those programs.

        Failure to attract and retain skilled personnel could materially and adversely affect us.

        We are a small company, and our success depends in part on the continued service of key scientific, business development and management personnel, including our president and chief executive officer Leslie J. Browne, Ph.D., and our ability to identify, hire and retain additional personnel. There is intense competition for qualified personnel. In particular, we believe that there is a shortage of scientists qualified to work in drug discovery. There is significant competition among drug discovery and development companies to hire such scientists. Immigration laws may further restrict our ability to attract or hire qualified personnel. We may not be able to continue to attract and retain the personnel necessary for our growth and development. Failure to attract and retain key personnel could have a material adverse effect on our business, financial condition and results of operations. Further, we are highly dependent on the principal members of our scientific, business development and management staff. One or more of these key employees could retire or otherwise leave our employ within the foreseeable future, and the loss of any of these people could have a material adverse effect on our business, financial condition and results of operations. We do not, and do not intend to, maintain key person life insurance on the life of any employee.

        Some of our development and marketing activities are, or will be, conducted by third parties. If these third parties fail to perform their functions satisfactorily, our revenue and earnings could be delayed, reduced or eliminated.

        The ultimate success of our business plan heavily depends upon the successful discovery, development and commercialization of pharmaceutical products. Our endeavors will result in commercialized pharmaceutical products, if at all, only after significant preclinical and clinical development, requisite regulatory approvals, establishment of manufacturing capabilities and successful marketing. We do not currently have the technology, facilities, personnel or experience to accomplish all of these tasks on our own, and we will likely not have all the necessary resources in the foreseeable future. Therefore, we continue to depend heavily upon the expertise and dedication of sufficient resources by collaborative partners to develop and commercialize products primarily based on lead compounds discovered by us. If a collaborative partner fails to develop or commercialize a compound or product with respect to which it has rights from us, we may not receive any future milestone payments or royalties associated with that compound or product. Similarly, while we are unaware of a specific reason that any of the following factors will be experienced by our strategic collaborators, because we rely heavily on them, our revenue could be adversely affected if our collaborators:

  •
  fail to select a target or product candidate we have identified for subsequent development;

  •
  fail to gain the requisite regulatory approvals of product candidates;

  •
  do not successfully commercialize products based on the compounds that we originate;

  •
  do not conduct their collaborative activities in a timely manner;

  •
  do not devote sufficient time or resources to our partnered programs or potential products;

  •
  terminate their alliances or arrangements with us;

  •
  develop, either alone or with others, products that may compete with our product candidates;

  •
  dispute our respective allocations of rights to any products or technology developed during our collaborations; or

  •
  merge with or are acquired by a third party that seeks to terminate our collaboration.

  We are subject to risks associated with the operation of an international business

        In the six months ended June 30, 2005, approximately 54% of our revenue was derived from customers outside the United States. During that period, approximately 53% of our revenue was derived from customers in Europe, and approximately 1% was derived from customers in the Asia/Pacific region. We anticipate that international revenue will continue to account for a significant percentage of our overall revenue. While we are unaware of a specific reason that any of the following factors will have a material impact on our revenue, our international operations are subject to the risk factors inherent in the conduct of international business, including:

  •
  unexpected changes in regulatory requirements;

  •
  longer payment cycles;

  •
  import and export license requirements;

  •
  tariffs and other barriers;

  •
  political and economic instability;

  •
  limited intellectual property protection;

  •
  difficulties in collecting trade receivables;

  •
  difficulties in staffing and managing foreign joint venture operations; and

  •
  potentially adverse tax consequences.

        We may not be able to sustain or increase our international revenue. Any of the foregoing factors may have a material adverse effect on our international operations and, therefore, our business, financial condition and results of operations.

  We may not realize revenue from our business development efforts.

        Our collaborative relationships involve lengthy negotiation cycles, often requiring us to expend considerable financial and personnel resources without any assurance that revenue will be recognized. These cycles typically are long for a number of reasons. Factors include the strategic nature of our partnerships, the size of many such transactions, the confidential and proprietary nature of the biological targets against which we screen our chemical compound libraries, and the unique terms typically found in each of the transactions. As a result, we may expend substantial funds and effort to negotiate agreements for collaborative arrangements, but may ultimately be unable to complete the transaction and recognize revenue. In these circumstances, our business, financial condition and results of operations will be adversely affected.

        Our operations may be interrupted by the occurrence of a natural disaster or other catastrophic event at our primary facilities.

        We depend on our laboratories and equipment for the continued operation of our business. Our research and development operations and administrative functions are primarily conducted at our facilities in the Princeton, New Jersey area. Although we have contingency plans in effect for natural disasters or other catastrophic events, catastrophic events could still disrupt our operations. Even though we carry business interruption insurance policies, we may suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies. Any natural disaster or catastrophic event in our facilities or the areas in which they are located could have a significant negative impact on our operations.

        Because we do not intend to pay dividends, you will benefit from an investment in our common stock only if it appreciates in value.

        We have never declared or paid any cash dividend on common stock. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of your investment in our common stock will depend entirely upon any future appreciation in its value. There is no guarantee that our common stock will appreciate in value or even maintain its price.

        Anti-takeover provisions under Section 203 of the Delaware General Corporation Law, provisions in our amended and restated certificate of incorporation and amended and restated bylaws, and our adoption of a stockholder rights plan may render more difficult the accomplishment of mergers or the assumption of control by a principal stockholder, making more difficult the removal of management.

        Section 203 of the Delaware General Corporation Law may delay or deter attempts to secure control of our company without the consent of our management. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person becomes an interested stockholder, unless certain conditions are met.

        Our amended and restated certificate of incorporation and amended and restated bylaws contain several provisions that could delay or make more difficult the acquisition of our company through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price of our common stock. Such provisions include the issuance of preferred stock without approval of the holders of our common stock, the classification of our board of directors, the election and removal of directors, restrictions on the ability of stockholders to take action without a meeting, restrictions on stockholders' ability to call a special meeting and advance notice procedures regarding any proposal of stockholder business to be discussed at a stockholders meeting.

        We have adopted a stockholder rights plan, which is triggered upon commencement or announcement of a hostile tender offer or when any one person or group acquires 15% or more of our common stock. The rights plan, once triggered, enables stockholders to purchase our common stock, and the stock of the entity acquiring us, at reduced prices. These provisions of our governing documents, stockholder rights plan and Delaware law could have the effect of delaying, deferring or preventing a change of control, including without limitation a proxy contest, making more difficult the acquisition of a substantial block of our common stock. The provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. Further, the existence of these anti-takeover measures may cause potential bidders to look elsewhere, rather than initiating acquisition discussions with us.

        If we choose to acquire new and complementary businesses, products or technologies instead of developing them ourselves, we may be unable to complete these acquisitions or to successfully integrate an acquired business or technology in a cost-effective and non-disruptive manner.

        From time to time, we may choose to acquire complementary businesses, products or technologies instead of developing them ourselves. We do not know if we will be able to complete any acquisitions, or whether we will be able to successfully integrate any acquired businesses, operate them profitably or retain their key employees. Integrating any business, product or technology we acquire could be expensive and time-consuming, disrupt our ongoing business and distract company management. In addition, in order to finance any acquisition, we might need to raise additional funds through public or private equity or debt financings. In that event, we could be forced to obtain financing on less than favorable terms and, in the case of equity financing, on terms that may result in dilution to our stockholders. lf we are unable to integrate any acquired entities, products or technologies effectively, our business will suffer. In addition, under certain circumstances, amortization of assets or charges resulting from the costs of acquisitions could harm our business and operating results.

RISKS RELATED TO ESTABLISHING OUR COMPANY AS INDEPENDENT FROM ACCELRYS

        We have agreed to certain restrictions to preserve the tax treatment of the distribution, which will reduce our strategic and operating flexibility.

        Accelrys obtained an opinion from Dechert LLP, its counsel, to the effect that the distribution qualifies as a transaction that is generally tax-free under Sections 355 and/or 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the "Code"). Current tax law generally creates a presumption that the distribution would be taxable to Accelrys but not to its stockholders if we engage in, or enter into an agreement to engage in, a transaction that would result in a 50 percent or greater change by vote or by value in our stock ownership during the four-year period beginning on the date that begins two years before the distribution date, unless it is established that the transaction is not pursuant to a plan or series of transactions related to the distribution.

        Temporary U.S. Treasury regulations currently in effect generally provide that whether an acquisition transaction and a distribution are part of a plan is determined based on all of the facts and circumstances, including but not limited to those specific factors listed in the regulations. In addition, the regulations provide several "safe harbors" for acquisition transactions that are not considered to be part of a plan.

        We and Accelrys have entered into a tax sharing agreement under which we have made certain covenants to each other in connection with the distribution that we may not take certain actions without first obtaining an unqualified opinion of counsel or an Internal Revenue Service ruling that such actions will not cause the distribution to become taxable. Pursuant to these covenants, generally (1) we will, for two years after the distribution date, continue the active conduct of the drug discovery business; (2) we will not repurchase our stock except in certain circumstances permitted by the Internal Revenue Service; (3) we will not take any actions inconsistent with the representations made in connection with the issuance by Dechert LLP of its opinion with respect to the distribution; and (4) we will not take or fail to take any other action that would result in any tax being imposed on the distribution. Accelrys may seek an injunction to enforce these covenants. These restrictions could substantially limit our strategic and operational flexibility, including our ability to finance our operations by issuing equity securities, to make acquisitions using equity securities, to repurchase our equity securities, to raise money by selling assets, or to enter into business combination transactions.

        We have agreed to indemnify Accelrys for taxes and related losses resulting from any actions we take that cause the distribution to fail to qualify as a tax-free transaction.

        We have agreed to indemnify Accelrys for any taxes and related losses (including any applicable interest and penalties, all related accounting, legal and other professional fees, all related court costs and all costs, expenses and damages associated with related stockholder litigation or controversies and any amount paid in respect of the liability of stockholders) resulting from a breach of any of the covenants described above. Furthermore, we will be responsible for taxes that may be imposed upon Accelrys pursuant to section 355(e) of the Code in connection with a transaction that results in a change in control of us, even though we will have obtained an Internal Revenue Service ruling or an unqualified opinion of counsel prior to the transaction. The amount of any indemnification payments could be substantial. The amount of Accelrys taxes for which we are agreeing to indemnify Accelrys will be based on the excess of the aggregate fair market value of our stock as of the distribution date over Accelrys tax basis in our stock.

        We may be required to indemnify Accelrys, or may not be able to collect on indemnification rights from Accelrys.

        Under the terms of the master separation and distribution agreement and the tax sharing and indemnification agreement that we entered into with Accelrys, we and Accelrys agreed to indemnify one another from and after the distribution with respect to the indebtedness, liabilities and obligations retained by our respective companies. These indemnification obligations could be significant. Our ability to satisfy any such indemnification obligations will depend upon the future financial strength of our company. We cannot determine whether we will have to indemnify Accelrys for any substantial obligations. We also cannot assure you that, if Accelrys becomes obligated to indemnify us for any substantial obligations, Accelrys will have the ability to satisfy those obligations. Any payment by Accelrys or us pursuant to these indemnification provisions could have a material adverse effect on its business. Any failure by Accelrys or us to satisfy its indemnification obligations could have a material adverse effect on the other company's business.

CERTAIN RISKS RELATED TO INTELLECTUAL PROPERTY

        Positions taken by the U.S. Patent and Trademark Office or non-U.S. patent and trademark officials may preclude us from obtaining sufficient or timely protection for our intellectual property.

        The patent positions of pharmaceutical and biotechnology companies are uncertain and involve complex legal and factual questions. The coverage claimed in a patent application can be significantly reduced before the patent is issued. There is a significant risk that the scope of a patent may not be sufficient to prevent third parties from marketing other products or technologies with the same functionality of our products and technologies. Consequently, some or all of our patent applications may not issue into patents, and any issued patents may provide ineffective remedies or be challenged or circumvented.

        Third parties may have filed patent applications of which we may or may not have knowledge, and which may adversely affect our business.

        Patent applications in the United States are maintained in secrecy for 18 months from filing or until a patent issues. Under certain circumstances, patent applications are never published but remain in secrecy until issuance. As a result, others may have filed patent applications for products or technology covered by one or more pending patent applications upon which we are relying. If applications covering similar technologies were to be filed before our applications, our patent applications may not be granted. There may be third-party patents, patent applications and other intellectual property or information relevant to our chemical compositions and other technologies that are not known to us, that block us or compete with our chemical compositions or other technologies, or limit the scope of patent protection available to us. Moreover, from time to time, patents may issue which block or compete with our chemical compositions or other technologies, or limit the scope of patent protection available to us. Litigation may be necessary to enforce patents issued to us or to determine the scope and validity of the intellectual property rights of third parties.

        We may not be able to protect adequately the trade secrets and confidential information that we disclose to our employees.

        We rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. Competitors through their independent discovery (or improper means, such as unauthorized disclosure or industrial espionage) may come to know our proprietary information. We generally require employees and consultants to execute confidentiality and assignment-of-inventions agreements. These agreements typically provide that all materials and confidential information developed by or made known to the employee or consultant during his, her or its relationship with us are to be kept confidential, and that all inventions arising out of the employee's relationship with us are our exclusive property. Our employees and consultants may breach these agreements, and in some instances we may not have an adequate remedy. Additionally, in some instances, we may have failed to require that employees and consultants execute confidentiality and assignment-of-inventions agreements.

        Foreign laws may not afford us sufficient protections for our intellectual property, and we may not seek patent protection outside the United States.

        We believe that our success depends, in part, upon our ability to obtain international protection for our intellectual property. However, the laws of some foreign countries may not be as comprehensive as those of the United States and may not be sufficient to protect our proprietary rights abroad. In addition, we may decide not to pursue patent protection outside the United States, because of cost and confidentiality concerns. Accordingly, our international competitors could obtain foreign patent protection for, and market overseas, products and technologies for which we are seeking U.S. patent protection and may be able to use these products and technologies to compete against us.

        We may not be able to adequately defend our intellectual property from third party infringement, and third party challenges to our intellectual property may adversely affect our rights and be costly and time consuming.

        Some of our competitors have, or are affiliated with companies having, substantially greater resources than we have, and those competitors may be able to sustain the costs of complex patent litigation to a greater degree and for longer periods of time than us. Uncertainties resulting from the initiation and continuation of any patent or related litigation could have a material adverse effect on our ability to compete in the marketplace pending resolution of the disputed matters. If our competitors prepare and file patent applications in the United States that claim technology also claimed by us, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of invention, which could result in substantial costs to us, even if the outcome is favorable to us. Similarly, opposition proceedings may occur overseas, which may result in the loss or narrowing of the scope of claims or legal rights. Such proceedings will at least result in delay in the issuance of enforceable claims. An adverse outcome could subject us to significant liabilities to third parties and require us to license disputed rights from third parties or cease using the technology.

        A patent issued to us may not be sufficiently broad to protect adequately our rights in intellectual property to which the patent relates.

        Even if patents are issued to us, these patents may not sufficiently protect our interest in our chemical compositions or other technologies because the scope of protection provided by any patents issued to or licensed by us are subject to the uncertainty inherent in patent law. Third parties may be able to design around these patents or develop unique products providing effects similar to our products. In addition, others may discover uses for our chemical compositions or technologies other than those uses covered in our patents, and these other uses may be separately patentable. A number of pharmaceutical and biotechnology companies, and research and academic institutions, have developed technologies, filed patent applications or received patents on various technologies that may be related to our business. Some of these technologies, patent applications or patents may conflict with our technologies, patent applications or patents. These conflicts could also limit the scope of patents, if any, that we may be able to obtain, or result in the denial of our patent applications. We are not currently aware of any such patent applications or patents that could have a material adverse effect on our business.

  We may be subject to claims of infringement by third parties.

        Third parties may claim infringement by us of their intellectual property rights. In addition, to the extent our employees are involved in research areas similar to those areas in which they were involved at their former employers, we may be subject to claims that one of our employees, or we, have inadvertently or otherwise used or disclosed the alleged trade secrets or other proprietary information of a former employer. From time to time, we have received letters claiming or suggesting that our products or activities may infringe third party patents or other intellectual property rights. Our products may infringe patent or other intellectual property rights of third parties. A number of patents may have been issued or may be issued in the future that could cover certain aspects of our technology and that could prevent us from using technology that we use or expect to use. We may be required to seek licenses for, or otherwise acquire rights to, technology as a result of claims of infringement. We may not possess proper ownership or access rights to the intellectual property we use. Third parties or other companies may bring infringement suits against us. Any claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In the event of a successful claim of product infringement against us, our failure or inability to license or design around the infringed technology could have a material adverse effect on our business, financial condition and results of operations. We are not currently involved in actions of this type that are material to our business.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read, without charge, and copy the documents we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at no cost from the SEC's website at http://www.sec.gov.

        We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"):

  •
  our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

  •
  our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005;

  •
  our definitive Proxy Statement for our Annual Meeting of Stockholders held on May 5, 2005;

  •
  our Current Reports on Form 8-K filed on February 14, February 24, February 28, April 8, April 15, May 24, June 21, July 18, August 2 and August 26, 2005; and

  •
  the description of our capital stock contained in our Form 10 registration statement filed with the SEC on April 9, 2004, including any amendments or reports filed for the purpose of updating such description.

        The reports and other documents that we file after the date of this prospectus will update, supplement and supersede the information in this prospectus. You may request and obtain a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:

Pharmacopeia Drug Discovery, Inc. P.O. Box 5350 Princeton, New Jersey 08543-5350 Attn.: Corporate Secretary Tel: (609) 452-3600

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend" and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus.

        Because the risk factors referred to above, as well as the risk factors beginning on page 5 of this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SECURITY HOLDERS

        We are registering for resale shares of our common stock held by the security holders identified below. The security holders acquired the resale shares from us in a private placement. Jefferies & Company, Inc. assisted us in connection with selling the resale shares in the private placement. We are registering the shares to permit the security holders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from a stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate. The following table sets forth:

  •
  the name of the security holders,

  •
  the number and percent of shares of our common stock that the security holders beneficially owned prior to the offering for resale of the shares under this prospectus,

  •
  the number of shares of our common stock that may be offered for resale for the account of the security holders under this prospectus, and

  •
  the number and percent of shares of our common stock to be beneficially owned by the security holders after the offering of the resale shares (assuming all of the offered resale shares are sold by the security holders).

        The number of shares in the column "Number of Shares Being Offered" represents all of the shares that each security holder may offer under this prospectus. We do not know how long the security holders will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements or understandings with any of the security holders regarding the sale of any of the resale shares. The shares offered by this prospectus may be offered from time to time by the security holders listed below.

        This table is prepared solely based on information supplied to us by the listed security holders, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the SEC, and assumes the sale of all of the resale shares. The applicable percentages of beneficial ownership are based on an aggregate of 14,938,271 shares of our common stock issued and outstanding on August 1, 2005, adjusted as may be required by rules promulgated by the SEC.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
Security Holders			Number of Shares Being Offered
	Number	Percent		Number	Percent
Atlas Master Fund, Ltd.	175,000	1.2	175,000	—	—
Biotechnology Value Fund, L.P.	339,600	2.3	339,600	—	—
Biotechnology Value Fund II, L.P.	215,080	1.4	215,080	—	—
BVF Investments LLC	520,720	3.5	520,720	—	—
Investment 10, LLC	56,600	0.4	56,600	—	—
CD Investment Partners, Ltd.	70,000	0.5	70,000	—	—
EGI-NP Investments, LLC	52,500	0.4	52,500	—	—
The Jay Pritzker Foundation	17,500	0.1	17,500	—	—
Clarion Capital Corp.	50,000	0.3	50,000	—	—
Cranshire Capital, L.P.	50,000	0.3	50,000	—	—
Crestview Capital Master, LLC	250,000	1.7	250,000	—	—
Fifth Third Asset Management, Inc. F/B/O Fifth Third Micro Cap Value Fund	188,000	1.3	98,000	90,000	0.6
Smithfield Fiduciary LLC	250,000	1.7	250,000	—	—
Nite Capital LP	50,000	0.3	50,000	—	—
STI Strategic Investments Ltd.	100,000	0.7	100,000	—	—
Senvest Master Fund, LP	125,000	0.8	125,000	—	—
Iroquois Master Fund Ltd.	50,000	0.3	50,000	—	—

PLAN OF DISTRIBUTION

        We are registering the shares of our common stock on behalf of the selling stockholders. A selling stockholder is a person named in the section entitled "Security Holders" and also includes any donee, pledgee, transferee or other successor-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift or other non-sale related transfer.

        We do not know of any plan of distribution for the resale of our common stock by the selling stockholders. We will not receive any of the proceeds from the sale by the selling stockholders of any of the resale shares.

        The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  short sales;

  •
  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

        The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

        The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares of our common stock in connection with these trades.

        Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

        The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties shall be deemed selling stockholders who may offer and sell the shares of common stock from time to time under this prospectus.

        The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be deemed the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus.

        The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

        The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will supplement this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

        The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the resale shares by the selling security holders. All proceeds from the sale of the resale shares will be solely for the accounts of the selling security holders.

LEGAL MATTERS

        The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Dechert LLP, Philadelphia, Pennsylvania.

EXPERTS

        The financial statements of Pharmacopeia Drug Discovery, Inc. appearing in Pharmacopeia Drug Discovery Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2004 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

2,470,000 Shares
Common Stock
Pharmacopeia Drug Discovery, Inc.

PROSPECTUS

August 26, 2005

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